Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Registration Statements Nos. 333-107863, 333-75367 and 333-140189 on Form S-8 of our report dated December 13, 2007, relating to the consolidated financial statements of Catapult Communications Corporation and subsidiaries as of and for the year ended September 30, 2007 and 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment); and management’s annual report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Catapult Communications and subsidiaries for the year ended September 30, 2007.
/s/ DELOITTE & TOUCHE LLP
San Jose, California
December 13, 2007